

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2025

William Elder
CFO and General Counsel
CervoMed Inc.
20 Park Plaza
Suite 424
Boston, MA 02116

      Re: CervoMed Inc.
           Form 10-K for the year ended December 31, 2024
           Filed March 17, 2025
           File No. 001-37942

Dear William Elder:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

           Sincerely,

           Division of Corporation Finance
           Office of Life Sciences